UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date November 26, 2014	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Revised Form of Proxy for Use at the 2014 Second Extraordinary General Meeting to be held on 12 December 2014

The Number of Shares Represented
by the Proxy Form(note 1)

I/We(note 2),

Address(note 2)	being

the registered holder(s) of H shares of RMB1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT(note 3) the Chairman of the 2014 second extraordinary general meeting of the Company (the “EGM”) or                                                                                                                                                                                                                           of                                                                                                                                                                                                                          as my/our proxy/proxies to attend on my/our behalf at the EGM (and/or at any adjournment thereof) to be held at the headquarters of the Company in Zoucheng city, Shandong Province, postal code 273500, the People’s Republic of China at 9:30 a.m. on Friday, 12 December 2014. The proxy/proxies will vote on the resolution listed in the Notice of EGM as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

FOR (not[e] 4)	AGAINST (note 4)	ABSTAIN (note 4)
AS ORDINARY RESOLUTIONS

1.      To consider and approve each of the following Proposed Continuing Connected Transactions Agreements and their respective annual caps. Details of such agreements are set out in the circular of the Company dated 27 November 2014.

(1)    Approve the entering into the Proposed Provision of Materials Supply Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the annual caps;

(2)    Approve the entering into the Proposed Mutual Provision of Labour and Services Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the annual caps;

(3)    Approve the entering into the Proposed Provision of Insurance Fund Administrative Services Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the annual caps;

(4)    Approve the entering into the Proposed Provision of Products, Materials and Equipment Leasing Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the annual caps;

(5)    Approve the entering into the Proposed Provision of Electricity and Heat Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the annual caps;

(6)    Approve the entering into the Proposed Financial Services Agreement by the Company with Yankuang Group Finance for a term of three years, the continuing connected transactions contemplated thereunder and the annual caps.

2.      To consider and approve each of the “Resolutions in relation to the rights offer of the convertible hybrid bonds by Yancoal Australia Limited”. Details of the Rights Offer are set out in the circular of the Company dated 27 November 2014.

(1)    Approve the rights offer to issue the Convertible Hybrid Bonds by Yancoal Australia or its wholly-owned subsidiary to the shareholders of Yancoal Australia on a pro rata, renounceable basis in an aggregate principal amount of up to approximately US$2.3077 billion;

(2) Approve the subscription of the Convertible Hybrid Bonds by the Company under the Rights Offer in accordance with the terms of the Convertible Hybrid Bonds;

(3) Approve the entering into of the Letter of Debt Support and the transactions contemplated thereunder;

(4)    Approve the possible deemed disposal of up to approximately 65.2% equity interest (assuming all the Convertible Hybrid Bonds are converted at the initial Conversion Price of US$0.10 into Conversion Shares) of Yancoal Australia by the Company in the event that all Bondholders (other than the Company) exercise their conversion rights in full in respect of all the Convertible Hybrid Bonds that they are entitled to subscribe pursuant to the Rights Offer before the Company exercises its conversion rights under the Subscription; and

(5)    Approve, authorize, confirm and ratify the Company’s chairman (“Chairman”) and any person authorized by the Chairman to determine the matters related to the Rights Offer and the Subscription, including but not limited to entering into and executing the relevant agreements, handling the requirements by domestic and foreign government agencies such as obtaining approval, filing and registration, and performing the necessary internal approval and disclosure procedure of the Company based on domestic and overseas regulatory requirements.

Signature(note 5) :	Date:	2014
Notes:

1.	Please insert the number of shares in the Company to which this revised form of proxy relates. If no number is inserted, this revised form of proxy will be deemed to relate to all the shares in the Company registered in your name.

2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.

3.	If the person other than the Chairman of the EGM is to be appointed as proxy, please delete “the Chairman of the 2014 second extraordinary general meeting or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this revised form of proxy must be initialled by the person(s) who sign(s) it.

4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked “ABSTAIN”, and your voting will be counted in the total number of votes cast in that resolution for the purpose of calculating the result of that resolution. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM.

5.	This revised form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this revised form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.

6.	To be valid, this revised form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof.

7.	A proxy attending the EGM must present his proof of identity.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC